Filed Pursuant to Rule 433
Registration No. 333-285319

CSX Corporation

PRICING TERM SHEET

March 6, 2025

$600,000,000 5.050% Notes due 2035 (the “Notes”)

Issuer:	CSX Corporation

Expected Ratings*:	A3 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Security:	5.050% Notes due 2035

Size:	$600,000,000

Maturity Date:	June 15, 2035

Coupon:	5.050%

Interest Payment Dates:	June 15 and December 15 of each year, commencing on June 15, 2025

Price to Public:	99.739%

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	102-23+; 4.284%

Spread to Benchmark Treasury:	+ 80 bps

Re-Offer Yield:	5.084%

Make-Whole Call:	T+15 bps

Par Call:	Within three months prior to the maturity date

Trade Date:	March 6, 2025

Expected Settlement Date**:	March 10, 2025 (T+2)

CUSIP / ISIN:	126408 HZ9 / US126408HZ94

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	CIBC World Markets Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Notes will be made against payment therefor on or about March 10, 2025, which will be the second business day after the date hereof. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery of the Notes will be required by virtue of the fact that the Notes initially will settle in two business days (T+2) to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847; BofA Securities, Inc. toll-free at 1-800-294-1322; Mizuho Securities USA LLC toll-free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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